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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                              (AMENDMENT NO. ___)*

                                 COMBICHEM, INC.
-------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   20009P-10-3
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                                 (CUSIP Number)

                                DECEMBER 31, 1998**
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             (Date of Event which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ]    Rule 13d-1(b)
[ ]    Rule 13d-1(c)
[x]    Rule 13d-1(d)

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**Due to a clerical error, this Schedule 13G was not filed within the time period required by Rule 13d-1(d). The information contained herein is accurate as of the final date this Schedule 13G was required to be filed. On
September 10, 1999, one of the persons filing this Schedule 13G distributed shares in the above-named issuer to two additional entities. Attached hereto as Exhibit A is the information required by the cover pages to Schedule 13G as if such cover pages had been filed immediately following the date of the foregoing distribution.

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                                                             SCHEDULE 13G

---------------------------------------------                                           -------------------------------------------
CUSIP NO. 20009P-10-3                                                                                  PAGE 2 OF 5 PAGES
---------------------------------------------                                           -------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------
   1       NAMES OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S)
           Sorrento Ventures II, L.P.: 33-0486242
           Sorrento Ventures IIB, L.P.: 33-0556861
           Sorrento Growth Partners I, L.P.: 33-0629541
-----------------------------------------------------------------------------------------------------------------------------------
   2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                                                (a)  /X/
                                                                                                                           (b) / /
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   3       SEC USE ONLY
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   4       CITIZENSHIP OR PLACE OF ORGANIZATION
           California
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                              5    SOLE VOTING POWER
                                   Sorrento Ventures II, L.P.: 249,803
    NUMBER OF                      Sorrento Ventures IIB, L.P.: 115,000
     SHARES                        Sorrento Growth Partners I, L.P.: 501,064
  BENEFICIALLY             --------------------------------------------------------------------------------------------------------
    OWNED BY                  6    SHARED VOTING POWER
      EACH                         865,867
   REPORTING               --------------------------------------------------------------------------------------------------------
  PERSON WITH                 7    SOLE DISPOSITIVE POWER
                                   Sorrento Ventures II, L.P.: 249,803
                                   Sorrento Ventures IIB, L.P.: 115,000
                                   Sorrento Growth Partners I, L.P.: 501,064
                           ----------------------------------------------------------------------------
                              8    SHARED DISPOSITIVE POWER
                                   865,867
-----------------------------------------------------------------------------------------------------------------------------------
   9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           Sorrento Ventures II, L.P.: 249,803
           Sorrento Ventures IIB, L.P.: 115,000
           Sorrento Growth Partners I, L.P.: 501,064
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  10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES                                                / /
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  11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
           Sorrento Ventures II, L.P.: 1.86%
           Sorrento Ventures IIB, L.P.: 0.85%
           Sorrento Growth Partners I, L.P.: 3.73%
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  12       TYPE OF REPORTING PERSON
           PN
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                             SCHEDULE 13G
----------------------------                 ----------------------------
CUSIP NO. 20009P-10-3                             PAGE 3 OF 5 PAGES
----------------------------                 ----------------------------

ITEM 1(a).  NAME OF ISSUER:

            CombiChem, Inc.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:

            9050 Camino Santa Fe
            San Diego, California 92121

ITEM 2(a).  NAME OF PERSONS FILING:

            Sorrento Ventures II, L.P.
            Sorrento Ventures IIB, L.P.
            Sorrento Growth Partners I, L.P.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            4370 La Jolla Village Drive, Ste. 1040
            San Diego, CA 92122

ITEM 2(c).  CITIZENSHIP:

            Incorporated by reference to Item 4 of the cover pages.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NO.:

            20009P-10-3

ITEM 3.     IF THIS STATEMENT IS FILED
            PURSUANT TO RULES 13D-1(b), OR
            13D-2(b), CHECK WHETHER THE PERSON
            FILING IS A:

            N/A

ITEM 4.     OWNERSHIP:

            Incorporated by reference to Items 5-11 of the cover pages.

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                              SCHEDULE 13G
----------------------------                 ----------------------------
CUSIP NO. 20009P-10-3                             PAGE 4 OF 5 PAGES
----------------------------                 ----------------------------


ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

            N/A

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

            N/A

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
            THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

            N/A

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

            N/A

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP.

            N/A

ITEM 10.    CERTIFICATION.

            N/A


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                                  SCHEDULE 13G
----------------------------                 ----------------------------
CUSIP NO. 20009P-10-3                             PAGE 5 OF 5 PAGES
----------------------------                 ----------------------------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                               September 30, 1999

SORRENTO VENTURES II, L.P.



By:     /s/   Robert M. Jaffe
   -------------------------------------
     Robert M. Jaffe
     President, Sorrento Associates, Inc.
     General Partner, Sorrento Equity Partners, L.P.
     General Partner, Sorrento Ventures II, L.P.


SORRENTO VENTURES IIB, L.P.



By:     /s/   Robert M. Jaffe
   -------------------------------------
     Robert M. Jaffe
     President, Sorrento Associates, Inc.
     General Partner, Sorrento Equity Partners II, L.P.
     General Partner, Sorrento Ventures IIB, L.P.


SORRENTO GROWTH PARTNERS I, L.P.



By:     /s/   Robert M. Jaffe
   -------------------------------------
     Robert M. Jaffe
     President, Sorrento Growth, Inc.
     General Partner, Sorrento Equity Growth Partners I, L.P.
     General Partner, Sorrento Growth Partners I, L.P.

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                                   EXHIBIT A

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
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    1     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON(S)
          Sorrento Ventures II, L.P.: 33-0486242
          Sorrento Ventures IIB, L.P.: 33-0556861
          Sorrento Growth Partners I, L.P.: 33-0629541
          Sorrento Associates, Inc.: 33-0099945
          Robert M. Jaffe Trust dtd 10/08/90: ###-##-####
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    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) |X|
                                                                  (b) |_|
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    3     SEC USE ONLY
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    4     CITIZENSHIP OR PLACE OF ORGANIZATION
          California
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                             5      SOLE VOTING POWER
                                    Sorrento Ventures II, L.P.: 48,189
       NUMBER OF                    Sorrento Ventures IIB, L.P.: 115,000
         SHARES                     Sorrento Growth Partners I, L.P.: 501,064
      BENEFICIALLY                  Sorrento Associates, Inc.: 8,072
     OWNED BY EACH                  Robert M. Jaffe Trust dtd 10/08/90: 34,145
       REPORTING
      PERSON WITH            -----------------------------------------------------
                             6      SHARED VOTING POWER
                                    706,470
                             -----------------------------------------------------
                             7      SOLE DISPOSITIVE POWER
                                    Sorrento Ventures II, L.P.: 48,189
                                    Sorrento Ventures IIB, L.P.: 115,000
                                    Sorrento Growth Partners I, L.P.: 501,064
                                    Sorrento Associates, Inc.: 8,072
                                    Robert M. Jaffe Trust dtd 10/08/90: 34,145
                             -----------------------------------------------------
                             8      SHARED DISPOSITIVE POWER
                                    706,470
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    9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          Sorrento Ventures II, L.P.: 48,189
          Sorrento Ventures IIB, L.P.: 115,000
          Sorrento Growth Partners I, L.P.: 501,064
          Sorrento Associates, Inc.: 8,072
          Robert M. Jaffe Trust dtd 10/08/90: 34,145
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   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES |_|
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
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                               EXHIBIT A (cont'd)

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   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
          Sorrento Ventures II, L.P.: 0.36%
          Sorrento Ventures IIB, L.P.: 0.85%
          Sorrento Growth Partners I, L.P.: 3.73%
          Sorrento Associates, Inc.: 0.06%
          Robert M. Jaffe Trust dtd 10/08/90: 0.25%
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   12     TYPE OF REPORTING PERSON
          PN
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